UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)*

Belo Corp.

(Name of Issuer)

Series B Common Stock, par value $1.67 per share

(Title of Class of Securities)

080555 20 4

(CUSIP Number)

Robert W. Decherd

Belo Corp.

400 South Record Street

Dallas, TX 75202

(214) 977-6606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 080555 20 4	13D/A	Page 2 of 11

1	Name of Reporting Persons. Robert W. Decherd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,188,117(2)(3)
	8	Shared Voting Power 1,492,607(2)(4)
	9	Sole Dispositive Power 4,188,117(2)(3)
	10	Shared Dispositive Power 1,492,607(2)(4)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,680,724(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 52.0%
14	Type of Reporting Person (See Instructions) IN

(1) See Item 3.

(2) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

CUSIP No. 080555 20 4	13D/A	Page 3 of 11

(3) Includes 890,789 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Amendment No. 15 to Schedule 13D and 158,703 Series B shares indirectly held in a grantor retained annuity trust (the “GRAT”). Also includes 214,600 Series B shares held by a charitable foundation (the “Foundation”) established by Mr. Decherd and his wife and for which Mr. Decherd serves as Chairman and director, as to all of which shares Mr. Decherd disclaims beneficial ownership. Such number does not include 1,200 Series B shares owned by Mr. Decherd’s wife, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(4) Consists of (a) 23,159 shares of Series B stock held by Mr. Decherd in joint tenancy with his wife and (b) a total of 1,469,448 shares of Series B stock held by Crimson Cardinal, L.P. (734,724 shares) and by Friends of Falls Road, L.P. (734,724 shares), both Texas limited partnerships for which Mr. Decherd serves as managing general partner and of which Mr. Decherd and his spouse are limited partners.

CUSIP No. 080555 20 4	13D/A	Page 4 of 11

1	Name of Reporting Persons. Crimson Cardinal, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 734,724 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 734,724 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 734,724 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person (See Instructions) PN

(1) See Item 3.

(2) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

CUSIP No. 080555 20 4	13D/A	Page 5 of 11

1	Name of Reporting Persons. Friends of Falls Road, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 734,724 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 734,724 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 734,724 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person (See Instructions) PN

(1) See Item 3.

(2) Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

CUSIP No. 080555 20 4	13D/A	Page 6 of 11

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Item 7. Material to be Filed as Exhibits

SIGNATURE

CUSIP No. 080555 20 4	13D/A	Page 7 of 11

This Amendment No. 15 to Schedule 13D (this “Statement”) is filed by Robert W. Decherd, individually (“Mr. Decherd”), Crimson Cardinal, L.P., a Texas limited partnership (“Crimson LP”) for which Mr. Decherd serves as managing general partner, and Friends of Falls Road, L.P., a Texas limited partnership (“Friends LP”), for which Mr. Decherd serves as managing general partner. Mr. Decherd and his spouse are limited partners of Crimson LP and of Friends LP; Mr. Decherd is the general partner of Crimson LP and of Friends LP. This Statement reports gifts of Belo Corp. Series B common stock made from Mr. Decherd to Crimson LP on July 11 and 27, 2011, and to Friends LP on July 11, 2011.

Item 1. Security and Issuer

This Statement relates to the Issuer’s Series B common stock, par value $1.67 per share (“Series B Common Stock”) of Belo Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 400 South Record Street, Dallas, Texas, 75202.

Item 2. Identity and Background

(a) The following information is provided as to Mr. Decherd, Crimson LP and Friends LP.

(b) The address of the principal business and principal office of Crimson LP and of Friends LP is 400 South Record Street, 17th Floor, Dallas, TX 75202. The General Partner of both Crimson LP and of Friends LP is Mr. Decherd, a director of the Issuer, whose principal business and principal office address is P.O. Box 224866, Dallas, TX 75222-4866.

(c) The primary business of each of Crimson LP and Friends LP is to maintain the voting rights of the Issuer’s Series B Common Stock that it holds and to prevent ownership of the Series B Common Stock from becoming fractionalized.

(d) & (e) During the last five years, neither Crimson LP nor Friends LP (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Decherd is a citizen of the United States and each of Crimson LP and Friends LP are Texas limited partnerships.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Decherd gifted from his direct holdings (a) a total of 1,426,883 shares of Series B Common Stock on July 11, 2011, and (b) an additional 42,565 shares of Series B Common Stock on July 27, 2011. As a result of these gifts from Mr. Decherd, Crimson LP and Friends LP are deemed to have acquired 734,724 shares each of Series B Common Stock. Additionally, on December 29, 2011, Mr. Decherd gifted from his direct holdings 133,000 shares of Series B

CUSIP No. 080555 20 4	13D/A	Page 8 of 11

Common Stock to The Decherd Foundation and, on January 10, 2012, Mr. Decherd received 42,000 shares of Series B Common Stock as the result of a scheduled distribution from the GRAT. The foregoing transactions did not result in any change in beneficial ownership by Mr. Decherd, who is deemed to beneficially own the shares held by each of Crimson LP, by Friends LP, the GRAT and The Decherd Foundation. No funds were received or expended in connection with the foregoing transactions.

Item 4. Purpose of Transaction.

The disposition by gift of the Issuer’s Series B Common Stock by Mr. Decherd and the acquisition by gift of the Issuers’ Series B Common Stock by each of Crimson LP and Friends LP was affected in connection with estate planning transactions. On behalf of each of Crimson LP and Friends LP, Mr. Decherd intends to review its investment in the Issuer on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease its ownership of securities of the Issuer’s through purchases or sales in the open market or in privately-negotiated transactions or distributions to its partners, including estate planning transactions. With respect to each of Crimson LP and Friends LP, the review of its holdings in the Issuer’s Series B Common Stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, its or its partners’ need for, and availability of capital. At the time of filing this Statement, neither Crimson LP nor Friends LP has any plans to purchase or dispose of additional securities of the Issuer in the immediate future. However, each of Crimson LP and Friends LP may engage in privately-negotiated transactions in the future, and each reserves its right to reevaluate its investment in the Issuer and to purchase or dispose of additional securities.

Mr. Decherd intends to review his investment in the Issuer, both in his individual capacity and through his voting and/or investment power over various persons and entities that hold shares of the Issuer’s Series A and/or Series B Common Stock, on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease his and/or their ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions, including estate planning transactions. The review of these respective holdings in the Issuer’s Series A and/or Series B Common Stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, considerations arising from tax and estate planning matters, such person’s need for and availability of capital, and any other facts and circumstances which may become known to him regarding his and/or their investment in the Issuer. Other than the foregoing, at the time of filing this Statement, neither Mr. Decherd nor any of the persons or any entities for which he has voting and/or investment power have any plans to purchase additional securities of the Issuer in the open market in the immediate future. However, Mr. Decherd may engage in privately-negotiated or open market transactions in the future for his own account and/or their account, and Mr. Decherd may, from time-to-time, engage in transactions in securities of the Issuer under various employee benefit and compensation arrangements of the Issuer and hereby reserves the right to reevaluate his and/or their investment in the Issuer and to purchase additional securities in the open market or otherwise.

CUSIP No. 080555 20 4	13D/A	Page 9 of 11

Except as may occur in the ordinary course of business of the Issuer, Mr. Decherd does not have any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, Mr. Decherd, in his capacity as non-executive Chairman of the Board of Directors of the Issuer, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of filing of this Statement, Mr. Decherd beneficially owns 5,680,724 shares of the Issuer’s Series B Common Stock, representing approximately 52.0% of the Issuer’s Series B Common Stock treated as being outstanding as of October 31, 2011.* Such number of shares includes

•	2,924,025 shares held directly by Mr. Decherd

•	23,159 shares owned by Mr. Decherd and his wife, as to which he shares voting and dispositive power

•	890,789 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of filing of this Statement

•	158,703 shares indirectly held in the GRATs

•	214,600 shares held by the Foundation

•	734,724 shares held by Crimson LP

•	734,724 shares held by Friends LP

*	This does not include 1,200 Series B shares held by Mr. Decherd’s spouse, as to all of which shares the Reporting Person disclaims beneficial ownership.

As of the date of filing of this Statement, Crimson LP beneficially owns 734,724 shares of the Issuer’s Series B Common Stock, representing approximately 7.3% of the Issuer’s Series B Common Stock treated as being outstanding as of October 31, 2011.

CUSIP No. 080555 20 4	13D/A	Page 10 of 11

As of the date of filing of this Statement, Friends LP beneficially owns 734,724 shares of the Issuer’s Series B Common Stock, representing approximately 7.3% of the Issuer’s Series B Common Stock treated as being outstanding as of October 31, 2011.

(b) As of the date of filing of this Statement, the Mr. Decherd has sole power to vote and sole dispositive power over 4,188,117 shares of the Issuer’s Series B common stock (includes 890,789 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of filing of this Statement; 158,703 shares indirectly held in the GRATs; and 214,600 shares held by the Foundation), and shared power to vote and shared dispositive power over 1,492,607 shares of the Issuer’s Series B Common Stock. Crimson LP and Mr. Decherd, as the managing general partner thereof, share voting and dispositive power over 734,724 shares Series B Common Stock held by Crimson LP. Friends LP and Mr. Decherd, as the managing general partner thereof, share voting and dispositive power over 734,724 shares of Series B Common Stock held by Friends LP. Mr. Decherd shares voting power and dispositive power with his spouse with respect to 23,159 shares of the Issuer’s Series B Common Stock.

(c) Except as disclosed in Item 3, none of Crimson LP, Friends LP, or Mr. Decherd have effected any transaction involving shares of Series B Common Stock of the Issuer during the past 60 days.

(d) Mr. Decherd’s children are remaindermen of the GRAT. The Foundation has the right to receive dividends from, and sales proceeds of, the 214,600 Series B shares reported as beneficially owned by Mr. Decherd as Chairman and director of the Foundation. The partners of Crimson LP and Friends LP have the right to receive dividends from and proceeds from the sale of the Issuer’s Series B Common Stock held on their behalf.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Mr. Decherd in his capacity as a general and limited partner of Crimson LP and of Friends LP, has entered into the Limited Partnership Agreement of Crimson Cardinal, L.P., dated effective April 9, 2011, and the Limited Partnership Agreement of Friends of Falls Road, L.P., dated effective April 9, 2011.

Item 7. Material to be Filed as Exhibits.

99.1 Limited Partnership Agreement of Crimson Cardinal, L.P.

99.2 Limited Partnership Agreement of Friends of Falls Road, L.P.

CUSIP No. 080555 20 4	13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012	ROBERT W. DECHERD, Individually

/s/ Robert W. Decherd
Robert W. Decherd

Dated: February 7, 2012	CRIMSON CARDINAL, L.P.

/s/ Robert W. Decherd
Robert W. Decherd Managing General Partner

Dated: February 7, 2012	FRIENDS OF FALLS ROAD, L.P.

/s/ Robert W. Decherd
Robert W. Decherd Managing General Partner